UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)
Chuy's Holdings, Inc.
(Name of Issuer)

Common stock
(Title of Class of Securities)

171604101
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☑ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	171604101	Page	2	of	6

1	NAMES OF REPORTING PERSONS
	Westwood Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		1,040,787

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		89

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,040,876

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,040,876

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP NO.	171604101	Page	3	of	6

Item 1(a)	Name of Issuer

Chuy's Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1623 Toomey Road, Austin, TX 78704

Item 2(a)	Name of Person Filing:

Westwood Management Corp.

Item 2(b)	Address of Principal Business Office or, if none, residence:

200 Crescent Court, Suite 1200
Dallas, Texas 75201

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities

Common stock

Item 2(e)	CUSIP Number:

171604101

CUSIP NO.	171604101	Page	4	of	6

Item 3 .
(a) [ ] Broker or dealer registered under section 15 of the Act.
(b) [ ] Bank as defined in section 3(a)(6) of the Act.
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act.
(d) [ ] Investment company registered under section 8 of the Investment Company Act.
(e) [x] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a) Amount beneficially owned: 1,040,867.
(b) Percent of class: 5.26%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,040,787.
(ii) Shared power to vote or to direct the vote: 89.
(iii) Sole power to dispose or to direct the disposition of: 1,040,867.
(iv) Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

CUSIP NO.	171604101	Page	5	of	6

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:
Not applicable.

CUSIP NO.	171604101	Page	6	of	6

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2021	By:	/s/ Murray Forbes III

Murray Forbes III Chief Financial Officer